December 11, 2006

United States Securities and Exchange Commission

Attention: Mr. Daniel Gordon, Branch Chief

Mail Stop 4561

Washington, D.C. 20549

RE: Universal Health Realty Income Trust Form 10-K for the Year Ended December 31, 2005 and Form 10-Qs for the Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006.

File No. 001-09321

VIA EDGAR and FACSIMILE ((202) 772-9210)

Dear Mr. Gordon:

Thank you for your response letter dated December 7, 2006 issued in response to our letter dated November 22, 2006. Set forth is our response which has also been filed with the SEC electronically via EDGAR as a Correspondence filing.

Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

Note 2-Relationship with Universal Health Services, Inc. (UHS) and Related Party Transactions

1. We have reviewed your response to comment 2. In future filings please expand your disclosure to clearly explain the reasons why you recognized a gain on the exchange of properties and disclose the accounting literature that you relied upon. Discuss the fact that the risk related to the future cash flows of the new properties was significantly reduced.

Our future filings will include additional disclosure that explains the basis for the gain recorded in connection with the exchange and substitution of properties with UHS, including the accounting literature that we relied upon and the fact that the risk related to the future cash flows of the new properties was significantly reduced.

Below is my contact information where I can be reached should the Staff have any questions or require any additional assistance. Thank you for your cooperation regarding this matter.

Sincerely,

/s/ Charles F. Boyle
Charles F. Boyle
Vice President, Chief Financial Officer
Universal Health Realty Income Trust
367 South Gulph Road
King of Prussia, PA 19406
610-768-3354 (telephone)
610-878-3968 (fax)
chick.boyle@uhsinc.com (email)

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